EXHIBIT 12
FIRST POTOMAC REALTY TRUST AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(amounts in thousands)

	2010	2009	2008	2007	2006
(Loss) income from continuing operations before taxes	$(9,188)	$5,235	$2,945	$(4,835)	$(1,322)
Add (deduct):
Fixed charges	34,817	33,009	37,251	37,572	27,849
Capitalized interest	(811)	(359)	(1,586)	(1,312)	(318)

Adjusted earnings	$24,818	$37,885	$38,610	$31,425	$26,209

Fixed charges:
Interest expense	$33,725	$32,369	$35,381	$35,978	$27,252
Rent expense representative of interest factor	281	281	284	282	279
Capitalized interest	811	359	1,586	1,312	318

Total fixed charges	$34,817	$33,009	$37,251	$37,572	$27,849

Ratio of earnings to fixed charges	—	1.15	1.04	—	—
Deficiency of earnings to fixed charges	$(9,999)	$—	$—	$(6,147)	$(1,640)